The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

Extension of Waiver of Qualified Accountant

Semiconductor Manufacturing International Corporation (the “Company”) refers to its announcement dated 20 February 2006 entitled “Qualified Accountant Waiver” (the “Previous Announcement”). Under Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”), the Company must employ an individual on a full-time basis who, amongst other things, must be a member of the senior management of the Company and a qualified accountant and a certified public accountant registered with the Hong Kong Institute of Certified Accountants (the “HKICPA”) or a similar body of accountants recognised by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA.

As stated in the Previous Announcement, the Stock Exchange granted a conditional waiver (the “Waiver”) to the Company on 15 April 2005 from strict compliance with the requirements under Rule 3.24 of the Listing Rules in relation to the appointment of Ms. Morning Wu (“Ms. Wu”) as the Company’s qualified accountant, for the period commencing from 15 April 2005 up to 14 April 2008, subject to the conditions stated in the Previous Announcement, which are the same as those stated below for the Extended Waiver.

As the Waiver will cease on 14 April 2008, the Company has applied for, and the Stock Exchange has granted, an extension of the Waiver for a period of 9 months commencing from 15 April 2008 (the “Extended Waiver”).

The Extended Waiver is subject to the following conditions:

1.	Ms. Wu is able to meet all the requirements set out in Rule 3.24 of the Listing Rules, save for being a fellow or associate member of the HKICPA or a similar body of accountants recognized for the purpose of granting exemptions from the examination requirement for membership of the HKICPA; and

2.	the Company has in place arrangements providing Ms. Wu with access to the assistance of Ms. Mei Fung Hoo (“Ms. Hoo”), who is a member of the HKICPA.

The Extended Waiver will cease on 14 January 2009 or once Ms. Hoo is unable to assist Ms. Wu, whichever is earlier.

In the event of any change in the circumstances under which the Extended Waiver was granted or if the Company fails to fulfill any of the Extended Waiver conditions, the Company will immediately inform the Stock Exchange and take remedial steps to comply with Rule 3.24 of the Listing Rules.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

7 April 2008

• For identification only